CUSIP No. 59502G103
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MICROCHANNEL TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

59502G103

(CUSIP Number)

Kathryn Klinedinst, Esq.
Greenberg Glusker Fields Claman & Machtinger LLP
1900 Avenue of the Stars, Suite 2100
Los Angeles, CA 90067
(310) 201-7576

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2008

(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59502G103

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 3,406,100
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,406,100

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,406,100

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 6.3%(1)

(14)	Type of Reporting Person (See Instructions) IN

_________________
(1)       Based on 53,864,600 shares of Common Stock, par value $0.0001 per share (“Common Stock”) outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on July 14, 2008.

CUSIP No. 59502G103

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 3,406,100
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,406,100

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,406,100

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 6.3%(1)

(14)	Type of Reporting Person (See Instructions) IN

_________________
(1)       Based on 53,864,600 shares of Common Stock, par value $0.0001 per share (“Common Stock”) outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on July 14, 2008.

CUSIP No. 59502G103

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 3,406,100
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 3,406,100

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,406,100

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 6.3%(1)

(14)	Type of Reporting Person (See Instructions) OO

_________________
(1)       Based on 53,864,600 shares of Common Stock, par value $0.0001 per share (“Common Stock”) outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on July 14, 2008.

CUSIP No. 59502G103

Item 1.    Security and Issuer

Issuer:  MicroChannel Technologies Corporation

Security:  Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2.    Identity and Background

(a) This Statement is being filed by The Quercus Trust (the “Trust”), David Gelbaum, an individual, as co-trustee of the Trust, and Monica Chavez Gelbaum, an individual, as co-trustee of the Trust (collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 1835 Newport Blvd. A109 - PMB 467, Costa Mesa, California 92627.

(c) David Gelbaum and Monica Chavez Gelbaum are investors; the Trust is a revocable trust formed for estate planning purposes.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. and Ms. Gelbaum is a citizen of the United States of America.  The Trust is a California statutory trust.

Item 3.    Source and Amount of Funds or Other Consideration

All shares of Common Stock were purchased using personal funds.

Item 4.    Purpose of Transaction

The shares of Common Stock were purchased by the Trust for investment purposes.  The Reporting Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.    Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, each Reporting Person beneficially owns 3,406,100 shares of Common Stock, which represent 6.3% of the shares of Common Stock.  All of the shares are held of record by the Trust.

(b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

CUSIP No. 59502G103

(a) Pursuant to the Issuer’s registration statement filed on December 6, 2007, which became effective on December 18, 2007, the Issuer distributed to the Reporting Persons 3,768,700 shares of Common Stock of the Issuer.  The distribution was made in connection with the Issuer's spinoff from its former Parent Company, Octillion Corporation (“OCTL”).  Since the acquisition of 3,768,700 shares of Common Stock of the Issuer, the Reporting Persons have sold shares in brokered transactions as follows:

Date	Number of Shares	Price Per Share
2008-07-21	-3000	0.23
2008-07-22	-2000	0.21
2008-07-23	-5000	0.18
2008-07-24	-1200	0.18
2008-07-25	-11300	0.26
2008-07-28	-2500	0.24
2008-07-29	-17500	0.21
2008-07-30	-3000	0.23
2008-07-31	-3000	0.23
2008-08-01	-7500	0.24
2008-08-05	-15000	0.25
2008-08-06	-5000	0.24
2008-08-07	-5000	0.24
2008-08-08	-1500	0.23
2008-08-11	-2500	0.23
2008-08-12	-2500	0.23
2008-08-13	-6000	0.23
2008-08-14	-700	0.23
2008-08-15	-20000	0.22
2008-08-18	-7700	0.23
2008-08-19	-400	0.23
2008-08-20	-800	0.23
2008-08-21	-17600	0.21
2008-08-22	-500	0.22
2008-08-25	-700	0.20
2008-08-26	-700	0.20
2008-08-27	-3200	0.17
2008-08-28	-800	0.16
2008-08-29	-1600	0.16
2008-09-02	-1500	0.13
2008-09-03	-2500	0.13
2008-09-04	-5000	0.11
2008-09-05	-3500	0.08
2008-09-08	-1200	0.08
2008-09-09	-3000	0.07
2008-09-10	-200	0.07
2008-09-11	-2500	0.08
2008-09-12	-3000	0.08

CUSIP No. 59502G103

Date	Number of Shares	Price Per Share
2008-09-15	-5300	0.11
2008-09-16	-6000	0.14
2008-09-17	-4800	0.11
2008-09-18	-800	0.09
2008-09-19	-10000	0.07
2008-09-22	-1800	0.05
2008-09-23	-6000	0.06
2008-09-24	-1000	0.06
2008-09-25	-2700	0.05
2008-09-26	-2200	0.06
2008-09-29	-2000	0.05
2008-09-30	-1000	0.05
2008-10-01	-900	0.06
2008-10-02	-2700	0.05
2008-10-03	-3000	0.05
2008-10-06	-2000	0.07
2008-10-07	-4000	0.07
2008-10-08	-400	0.07
2008-10-09	-3000	0.07
2008-10-10	-6500	0.06
2008-10-13	-600	0.06
2008-10-14	-1500	0.06
2008-10-15	-500	0.06
2008-10-16	-200	0.06
2008-10-17	-4000	0.06
2008-10-20	-500	0.06
2008-10-21	-500	0.07
2008-10-22	-2000	0.06
2008-10-23	-2000	0.06
2008-10-24	-300	0.06
2008-10-27	-21000	0.07
2008-10-28	-1200	0.05
2008-10-29	-700	0.05
2008-10-30	-5000	0.07
2008-10-31	-1500	0.05
2008-11-03	-21800	0.06
2008-11-04	-5800	0.10
2008-11-05	-3800	0.11
2008-11-06	-500	0.10
2008-11-07	-500	0.10
2008-11-10	-500	0.10
2008-11-11	-500	0.11
2008-11-12	-2000	0.12
2008-11-13	-500	0.11
2008-11-14	-8500	0.09
2008-11-17	-500	0.09
2008-11-18	-1000	0.09
2008-11-19	-38500	0.08

CUSIP No. 59502G103

Additionally, on November 18, 2008, the Reporting Persons entered into a Stock Purchase Agreement (the “SPA”)  pursuant to which the Trust sold 1,000,000 shares of Common Stock to the purchaser for a sale price of $40,000.00.  A copy of the SPA is attached hereto as Exhibit ”B”.  On November 19, 2008, the Trust was informed by the purchaser that there had reportedly occurred certain fraudulent trades in the securities of OCTL.  Because OCTL is the former Parent Company of Issuer and because of the potential impact of any fraudulent activity that may have occurred on the market price of the OCTL stock, the Trust and the purchaser mutually agreed to rescind the entire transaction, including the SPA, and the Issuer’s shares were returned by the purchaser to the Trust by DTC transfer on November 20, 2008.  There was no net change in the Reporting Persons’ beneficial ownership after giving effect to the rescission.

(a)  Not applicable.

(b)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)       Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)       Stock Purchase Agreement dated November 18, 2008.

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D.

Exhibit B:  Stock Purchase Agreement dated November 18, 2008.

CUSIP No. 59502G103

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: November 21, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 59502G103

Exhibit A

Agreement Regarding Joint Filing of Schedule 13D

The undersigned agree that the Schedule 13D with respect to the Common Stock of MicroChannel Technologies Corporation is a joint filing being made on their behalf.

Dated: November 21, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

A-1

CUSIP No. 59502G103

Exhibit B

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into as of this 18th day of November, 2008 between [***]1 (the "Purchaser"), The Quercus Trust (the "Seller").

WITNESSETH:

WHEREAS, the Seller is the beneficial owner of 1,000,000 of common stock, $.0001 par value per share (the "Shares"), of Microchannel Technologies Corporation, a Delaware Corporation (the "Company") whose common shares trade on the Over the Counter Bulletin Board; and

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, upon and subject to the terms and conditions set forth herein, the Shares.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements of the parties herein contained, the Seller and the Purchaser hereby agree as follows:

1.    Recitals. The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct by the parties hereto.

2.    Sale and Purchase of Shares.

2.1    Seller will sell to Purchaser and Purchaser agrees to purchase the Shares from Seller in exchange for the payment of Forty Thousand US Dollars ($40,000.00) (the "Purchase Price"), to be paid to Seller on or before the fifth business of the Closing not to exceed November 28th 2008. (the "Closing"),

2.2    Closing. On or before the Closing the Parties shall perform, in order:

a.    Purchaser shall deliver to Seller a copy of this Agreement executed by Purchaser;

b.    Seller shall deliver a fully executed copy of this Agreement to Purchaser;

c.    Seller shall deliver Shares via DTC to the Buyer (collectively, the "Certificates");

d.    Purchaser shall wire to the Seller, the Purchase Price no later than the fifth business day following the closing of this transaction. Wiring Instructions for payment are below:

Bank: Citibank
ABA#: 021000089
For Credit: JP Morgan Clearing Corp.
[***]1
[***]1
Ref.: Microchannel Technologies Corporation

___________________
(1)  The Reporting Persons are omitting that certain text marked by [***] as confidential information.  In connection therewith and complying with the requirements of Rule 24b-2 of the ’34 Act, the Reporting Persons are submitting, concurrent with the electronic filing of this Schedule 13D, an application for confidential treatment request in paper form with the Office of the Secretary of the SEC.

Stock Purchase Agreement

3.    Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Purchaser as follows:

3.1    Ownership of Shares. The Shares are owned solely by the Seller.

3.2    Authorization. The Seller has all requisite power, legal capacity and authority to enter into this Agreement and to assume and perform its obligations hereunder. This Agreement, when duly executed and delivered by the Seller, will constitute a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

3.3    Approvals and Consents. No action, approval, consent or authorization, including but not limited to, any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau or instrumentality is necessary or required as to the Seller in order to constitute this Agreement as a valid, binding and enforceable obligation of the Seller in accordance with its terms.

4.    Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Seller as follows:

4.1    Authorization. The Purchaser has all requisite power, legal capacity and authority to enter into this Agreement and to assume and perform their obligations hereunder. This Agreement, when duly executed and delivered by the Purchaser, will constitute a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

4.2    Approvals and Consents. No action, approval, consent or authorization, including, but not limited to, any action, approval, consent or authorization by any governmental or quasi-governmental agency, commission, board, bureau or instrumentality is necessary or required as to it in order to constitute this Agreement as a valid, binding and enforceable obligation of it in accordance with its terms.

4.3    Accredited Investor. The Purchaser is an "accredited investor," as such term is defined in Rule 501 of Regulation D promulgated under the Securities, and the Purchaser is able to bear the economic risk of an investment in the Shares.

5.    General Provisions.

5.1    Entire Agreement; Amendment and Waiver. Except as set forth herein, no representations or warranties have been made to the Purchaser by the Seller, and in purchasing the Shares,  the Purchaser is not relying upon, any representations other than those specifically contained herein. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter contained herein and supersedes all prior oral or written agreements, if any, between the parties hereto with respect to such subject matter and, except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder.

Stock Purchase Agreement

Any amendments hereto or modifications hereof must be made in writing and executed by each of the parties hereto. Any failure by the Seller or the Purchaser to enforce any rights hereunder shall not be deemed a waiver of such rights.

5.2    Fairness of Purchase Price. The Purchaser and the Seller hereby acknowledge, as evidenced by their signatures hereto, that (a) the Purchase Price paid for the Shares is fair, equitable and valid; and (b) the Company's common stock is subject to market forces which will result in variances in the value thereof, which variances may be significant.

5.3    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California without giving effect to conflict of laws principles.

5.4    Binding Effect; Assignment. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Seller and the Purchaser and their respective heirs, successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred or assigned (by operation of law or otherwise) by any of the parties hereto without the prior written consent of the other party hereto. Any transfer or assignment of any of the rights, interests or obligations hereunder in violation of the terms hereof shall be void and of no force or effect.

5.5    Survival of Representations and Warranties. All representations and warranties made by the parties to this Agreement shall survive the execution and delivery of this Agreement.

5.6    Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument and shall bind all parties signing such counterpart.

5.7    Additional Documents. The Purchaser and the Seller agree to execute any additional documents reasonably required to effect a transfer of the Shares to the Purchaser.

[Signature Page Follows]

Stock Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SELLER: The Quercus Trust By: /s/ David Gelbaum Name: David Gelbaum Title: Trustee PURCHASER: [***] [***][2]

___________________
(2)  The Reporting Persons are omitting that certain text marked by [***] as confidential information.  In connection therewith and complying with the requirements of Rule 24b-2 of the ’34 Act, the Reporting Persons are submitting, concurrent with the electronic filing of this Schedule 13D, an application for confidential treatment request in paper form with the Office of the Secretary of the SEC.

Stock Purchase Agreement